Exhibit 99.3

Execution Version
ACQUISITION AGREEMENT
This acquisition agreement (the "Agreement") is entered into on this 15th day of September, 2014 between:
(1)  FRONTLINE 2012 LTD., a company incorporated in Bermuda and having its registered address at 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda ("Frontline");
and
(2)  KNIGHTSBRIDGE TANKERS LIMITED a company incorporated in Bermuda and having its registered address at 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda ("KTL")
(hereinafter collectively referred to as the "Parties" and, each, as a "Party").
WHEREAS:
(A)	Frontline is the owner of all of the issued shares in Frontfleet IV Ltd. ("Frontfleet").
(B)	As at the date hereof, Frontline is the owner of all of the issued shares (the "Shares") of 25 single purpose companies incorporated under the laws of the Republic of Liberia, the names, number of shares in issue and paid in share capital of which are set out in Schedule 1 hereto (the "Companies" and each a "Company").
(C)	The Companies are parties to individual shipbuilding contracts (the "Shipbuilding Contracts" and each a "Shipbuilding Contract") for newbuilds as listed in Schedule 2. The Shipbuilding Contracts have been entered into with different shipbuilders, namely (i) China Shipbuilding Trading Company Limited of the People's Republic of China and Shanghai Walgaoqiao Shipbuilding Company Limited of the People's Republic of China (collectively, "CSTC/SWS"), (ii) China Shipbuilding & Offshore International Co., Ltd. of the People's Republic of China and Dalian Shipbuilding Industry Co., Ltd. of the People's Republic of China (collectively, "DSCI"), (iii) China Shipbuilding & Offshore International Co., Ltd. of the People's Republic of China and Bohai Shipbuilding Heavy Industry Co., Ltd. of the People's Republic of China (collectively, "Bohai"), Japan Marine United Corporation of Japan ("JMUC") and New Times Shipbuilding Co. Ltd. of the People's Republic of China ("New Times"), as reflected above the names of the relevant Shipbuilding Contracts in Schedule 2 (the shipyards herein together referred to as the "Yards" and each a "Yard"). Pursuant to the Shipbuilding Contracts each Company will buy and take delivery of one Bulk Carrier identified by the hull no. as set out in Schedule 2 (the "Newbuilds" and each a "Newbuild"). The Newbuilds include two 210,000 deadweight ("DWT") bulk carriers, two 182,000 DWT bulk carriers and twenty one 180,000 DWT bulk carriers. The Newbuilds are identified and defined in Schedule 2 as the "CSTC/SWS Hulls", the "DSCI Hulls", the "Bohai Hulls", the "JMUC Hulls", and the "New Times Hulls".
(D)	Each Company has paid pre-delivery instalments under the Shipbuilding Contract to which it is a party in the aggregate (the "Paid Instalments").
(E)	Modifications and extras agreed with the Yards beyond the specifications set forth in the Shipbuilding Contracts (the "Extra Items") are at the cost set out opposite the Newbuilds' names in Schedule 3 (the "Extra Costs") and are payable to the relevant Yard together with the delivery instalment for each such Newbuild.
(F)	The Companies have financed the Paid Instalments by intra-group loans from Frontline (the "Intra-Group Loans").
(G)	Each of the Companies has, prior to the payment of each Paid Instalment, received a refund guarantee in a matching amount (the "Refund Guarantees").
(H)	Save as stated in (i) below, Frontfleet is party to a commission agreement in respect of each Shipbuilding Contract pursuant to which Frontfleet is entitled to receive a commission

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representing 1% of the contract price under the relevant Shipbuilding Contract from the relevant Yard.
(I)	For the Newbuilds with Bohai (Hull Nos. BH424-1 and 1311424-2) there is no direct commission arrangement with Bohai but there is a sub-commission agreement between Frontfleet and H. CLARKSON & COMPANY LIMITED ("Clarksons"), pursuant to which Ciarksons receives commission from Bohai and pays on to Frontfleet a commission of 1%. For the Newbuilds with JMUC (Hull Nos, H5004 and H5005) there is no direct commission arrangement with JMUC but there is a sub-commission agreement between Frontfleet and R.S. Platou ASA ("Platou"), pursuant to which Platou receives a commission from JMUC and pays on to Frontfleet a commission of 1%. (The commission arrangements described in Recital (H) above and in this Recital (I) are referred to as the "Commission Agreements"). Commission payments have been received in respect of the Paid Instalments.
(J)	In the case of the Newbuilds with (i) CSTS/SWS, and (ii) New Times, Frontfleet has issued guarantees in favour of CSTS/SWS and New Times for the performance of each relevant Company's pre-delivery payment obligations under the Shipbuilding Contract to which such Company is a party.
(K)	In the case of the Newbuilds with (i) Bohai, (ii) DSCI and (iii) JMUC, Seatankers Management Co. Ltd. ("Seatankers") has issued guarantees in favour of Bohai, DSCI and JMUC for the performance of each relevant Company's pre-delivery payment obligations under the Shipbuilding Contract to which such Company is a party. (The performance guarantees described in Recitals (J) and this Recital (K) are referred to as the "Performance Guarantees").
(L)	Frontline has acquired all of the issued shares in the Companies (the "Shares") from Frontfleet and is the sole owner of the Shares. The Parties have agreed that KTL shalt acquire all the Shares from Frontline following the conversion of the Intra-Group Loans to equity in the Companies and the contribution by Frontline of further required equity capital as at Closing, in exchange for new shares in KTL.
NOW THEREFORE, it is hereby agreed as follows:
1.	PREPARATORY STEPS
1.1	Frontline undertakes to convert the Intra-Group Loans to equity capital in the Companies.
1.2	Correspondingly with the conversion of the Intra-Group Loans to equity in the Companies, Frontline undertakes to contribute further amounts in cash to the equity capital of the Companies. The amount to be contributed to each Company will be calculated immediately prior to Closing and will be the difference between the remaining pre-delivery instalments due for payment under a Shipbuilding Contract before the relevant Closing Date and the net Remaining Capex for any Newbuild. The amounts for Debt, Remaining Capex, Cash, Net Remaining Capex, Cash, Net Remaining Capex and Equity will be calculated immediately prior to the Closing and Schedule 2 will be updated with those amounts.
2.	SALE OF THE SHARES
2.1	Frontline hereby agrees to sell and KTL hereby agrees to purchase the Shares.
2.2	The Shares shall be delivered and transferred by Frontline to KTL on the relevant Closing Date (as defined in Clause 6 below), free of encumbrances and otherwise in accordance with the terms of this Agreement.
3.	VALUATION - CONSIDERATION
3.1	Valuation
The Parties agree that the sale and purchase will be based on the market value of each Newbuild as at 31 March 2014. For each Newbuild this will be the USD amount set against

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its Hull No. in Schedule 2 and the Parties have agreed to use this in the valuation of the equity capital of each of the Companies.
The Parties further agree that the Companies shall be acquired based on having an aggregate net debt of no more than USD894 million. Specifically, "net debt" shall reflect the amount by which each Company's remaining pre-delivery instalments due for payment under a Shipbuilding Contract before the relevant Closing Date exceeds the amount of cash held by such Company on the relevant Closing Date. Frontline will provide the difference in cash to the relevant Company as further equity (equity provided by Frontline to also cover Extra Costs, but payment of the same to be the responsibility of the Companies/KTL on delivery). Frontline shall be responsible for the Extra Costs up to and including 23 April 2014 and KTL shall be responsible for the Extra Costs (and any further Extra Items in respect of any modifications and extras agreed with the Yards) after 23 April 2014. Known Extra Costs up to and after 23 April 2014 is set out in Schedule 3.
3.2	Consideration
The Parties agree that the aggregate purchase price for the Shares shall be USD 620,000,000 (the "Consideration").
The amount of Consideration allocated to the Shares of each Company shall be the amount set against its name in Schedule 2 under the column 'Equity' as the same is updated as at the Closing. That part of the Consideration payable on the First Closing shall be USD 310,000,000 and the balance of the Consideration payable on the Second Closing shall be USD 310,000,000.
3.3	Settlement
3.3.1	The Consideration shall be settled by way of the issue of new shares in KTL by KTL to Frontline (the "Consideration Shares"). The number of Consideration Shares has been calculated using a price of USD10.00 per share.
The number of Consideration Shares to be subscribed shall be 62,000,000 in total. The transaction envisaged by this Agreement will be executed in two stages, with 31,000,000 Consideration Shares to be issued on or around 15 September 2014 and 31,000,000 Consideration Shares to be issued on or around 15 March 2015, as further described in and subject to Clause 6.
3.3.2	KTL hereby warrants to Frontline that it has sufficient unissued shares to issue the Consideration Shares to Frontline as set forth above, and that no approval is required from the shareholders of KTL for the issue of the same to Frontline.
4.	PERFORMANCE GUARANTEES
4.1	Frontline hereby agrees to procure that Frontfleet and Seatankers shall continue their respective Performance Guarantees until delivery of each Newbuild in accordance with the terms of the relevant Shipbuilding Contract.
Frontfleet and Seatankers shall not receive any compensation for such continued guarantees from KTL or the Companies.
4.2
At each Closing Date, with respect to the Performance Guarantees issued by Frontfleet and/or Seatankers, as applicable, for the benefit of the Companies being acquired by KTL on such Closing Date, KTL hereby agrees to issue in favour of each of Frontfleet and/or Seatankers, as applicable, an indemnity or indemnities (the "Indemnities" and each an "Indemnity") pursuant to which KTL will irrevocably, absolutely and unconditionally indemnify and hold Frontfleet and Seatankers (as the case may be) harmless, against any amount claimed by a Yard from Frontfleet or Seatankers (as the case may be) under the Performance Guarantees as a consequence of a breach or default by any of the Companies under the Shipbuilding Contract to which it is a party occurring after the relevant Closing Date, and in the case of the Indemnities issued in favour of Frontfleet, also directly indemnifying Frontfleet against claims by CSTC/SWS in connection with the performance guarantee issued by Frontfleet in respect of CSTC/SWS Hulls No. H1268 (as

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required by clause 4.2 of the First Acquisition Agreement (as defined below), CSTC/SWS Hulls H1265, H1282, H1266 and 1267 having already been delivered on or prior to the date hereof.
5.	CONDITIONS PRECEDENT
5.1	The transaction envisaged by this Agreement shall be completed by two closings as defined in Clause 6.2 and 6.3 below (together the "Closings" and each a "Closing"), as further described in Clause 6 below. Each Closing shall be conditional on the following for the relevant Companies:
(i)	The Corporate Secretary of KTL (Georgina E. Sousa) confirming that she has in her possession the articles of incorporation, by-laws and all other corporate records (including any amendments thereto) and a secretary's certificate confirming the officers, the composition of the board, and the number of shares in issue for each Company and the recorded ownership thereof by Frontline;
(ii)	The Corporate Secretary of KTL (Georgina E. Sousa) confirming that she has in her possession a secretary's certificate in respect of each Company attaching certified photocopies of the documentation of Frontline's acquisition of all of the Shares from Frontfleet, the conversion of the Intra-Group Loans to equity and the contribution of further equity capital to the Companies by Frontline, in each case as set out in Clause 1;
(iii)	KTL having received confirmation that each Shipbuilding Contract (which shall include specifications, the general arrangement drawing, mid-ship section drawing and maker's list), the Performance Guarantees, the Refund Guarantees and any and all amendments thereto and a list identifying the Extra Items in respect of each Newbuild are held to its order by Frontline Management AS or Frontline Management (Bermuda) Ltd. or Frontline Management AS or by the nominated manager or with site teams at the relevant Yard;
(iv)	the Companies and Frontline Management (Bermuda) Ltd. entering into Construction Supervision Agreements (as defined in Clause 12.1 below);
(v)	the Parties having agreed the terms of the Registration Rights Agreement (as defined in Clause 10.1 below);
(vi)	the receipt by KTL's board of directors of a written opinion from its financial advisor to the effect that the consideration paid by KTL to Frontline pursuant to this Agreement is fair to KTL and KTL's shareholders from a financial point of view;
(vii)	the absence of pending or threatened material and adverse litigation against the Companies or the transactions described herein;
(viii)	the absence of any material adverse change in the business, operations, results of operations, customer or supplier relations, assets, liabilities or financial condition of the Companies or, to the knowledge of Frontline after consulting with Frontline Management (Bermuda) Ltd., Singapore Branch, the Yards;
(ix)	the receipt by KTL of a letter from Frontline Management (Bermuda) Ltd., substantially in the form attached hereto as Exhibit A, confirming that no commission will be claimed under its management agreement with KTL as a consequence of the transaction described herein;
(x)	all warranties of the Parties set out herein being true and accurate and all covenants of the Parties having been performed, in all material respects, as of the Closing Date;
(xi)	KTL having carried out all steps required under applicable laws and regulations for the issue of the Consideration Shares;
(xii)	all third party consents and corporate approvals relevant to the execution and completion of this Agreement and the issue of the Consideration Shares having

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been obtained by the Parties;
(xiii)	evidence, satisfactory to Frontline in its sole discretion, that the board of directors of KTL has waived the restrictions set forth in clause 15 of the acquisition agreement dated 3 April 2014 (the "First Acquisition Agreement") entered into between the Parties with regard to the acquisition by KTL from Frontline of 5 single purpose companies incorporated under the laws of the Republic of Liberia, namely Palila Inc., Parula Inc., Petrel Inc., Piper Inc. and Front Singapore Inc., solely with respect to this Agreement;
(xiv)	KTL issuing on or before the First Closing the Indemnities in favour of Frontfleet and Seatankers, duly executed and dated, for the Newbuilds covered by the First Closing, and also for CSTC/SWS Hull No. H1268 (with reference to clause 4.2 of the First Acquisition Agreement and Clause 4.2 above); and
(xv)	KTL issuing on or before the Second Closing the Indemnities in favour of Frontfleet and Seatankers, duly executed and dated, for the Newbuilds covered by the Second Closing.
5.2	The Parties undertake, to the best of their abilities, to do all things that may be necessary, proper or advisable in order to consummate and give effect as promptly as practicable to the steps required to facilitate Closings in the period from the date hereof until the date of the Second Closing (as defined below).
6.	CLOSINGS
6.1	The Closings shall take place without a physical meeting (but co-ordinated from the offices of Wiersholm in Oslo, Norway). Each Closing shall take place on the date which is 2 banking days (in Oslo and New York) after the date on which all the conditions set forth in Clause 5.1 have been satisfied or waived) for that Closing (each a "Closing Date").
6.2	First Closing:
Subject to Clause 6.1 above, the first Closing shall take place on or around 15 September 2014 or such other date as the Parties agree (the "First Closing").
6.3	Second Closing:
Subject to Clause 6.1 above, the second Closing shall take place on or around 15 March 2015 or such other date as the Parties agree (the "Second Closing").
6.4	The following steps shall take place in order to complete each Closing, and all deliveries to KTL shall be made to the Corporate Secretary of KTL (Georgina E. Sousa):
(i)	the Parties shall confirm that all conditions precedent referred to in Clause 5.1 have been complied with or waived for the relevant Companies;
(ii)	Frontline shall deliver the certificates evidencing ownership of the Shares in the relevant Companies to KTL, duly endorsed for transfer;
(iii)	KTL shall issue the Consideration Shares to Frontline as fully paid shares;
(iv)	Mr. Ola Lorentzon shall be appointed as a director in each of the Companies;
(v)	the Registration Rights Agreement (as defined in Clause 10.1 below) shall be executed by the Parties;
(vi)	Frontline shall prepare an updated Schedule 2 showing correct amounts for Paid installments, Remaining Capex, Net Remaining Capex and Equity as at the Closing Date;
(vii)	Frontline shall deliver a statement certifying the amount of Intra-Group Loans and that they have been capitalised, and the amount of further equity contribution which has been made for each Company as at the Closing Date in Schedule 2.

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6.5	Unless otherwise agreed between the Parties and confirmed in writing, the First Closing shall include the transfer of the Companies with Shipbuilding Contracts with the following Yards: CSTC/SWS, 3MUC and Bohai and the Second Closing shall include the transfer of the Companies with Shipbuilding Contracts with the following Yards: DSCI and New Times.
7.	WARRANTIES
7.1	Frontline hereby warrants to KTL as of the date hereof and for the relevant Companies and Shares as at each Closing Date that:
(i)	as of the Closing Date, Frontline is the sole, beneficial and registered owner of the Shares;
(ii)	the execution and delivery or performance of this Agreement and any other document to be executed in connection with this Agreement will not (a) conflict with or breach any provision of the organizational documents of any of the Companies, (b) constitute a default under any agreement by which any of the Companies are bound or entitle any party to any such agreement to terminate or modify the agreement or (c) cause any Company to be required to make any payment which it would not otherwise have been required to make;
(iii)	the Shares, which are described in Schedule 1, represent all of the authorised capital stock of the Companies, and are duly authorised, validly issued, fully paid and non-assessable, and there are no other rights, agreements or commitments relating to the Shares or any other options, warrants or other securities issued by the Companies;
(iv)	the Shares will be transferred to KTL free of encumbrances;
(v)	each Company is duly organised, validly existing and in good standing under the laws of Liberia;
(vi)	the Companies have no liabilities or obligations, whether reflected in their balance sheets or not, other than those arising from the Shipbuilding Contracts (including the Remaining Capex and the cost of any Extra Items agreed upon after 23 April 2014);
(vii)	the Companies have no assets, whether reflected in their balance sheets or not, other than their rights under the Shipbuilding Contracts (including the Paid Instalments), the Refund Guarantees and cash on deposit;
(viii)	the aggregate net debt of the Companies shall not be more than USD 894m;
(ix)	in connection with the First Acquisition Agreement Frontline has disclosed to KTL the shipbuilding contract and related documents for CSTC/SWS Hull No. H1265 which is the lead sister vessel to the CSTC/SWS Hulls. The shipbuilding contracts, refund guarantees and related documents for the CSTC/SWS Hulls are substantially the same as those of CSTC/SWS Hull No. H1265, save for logical differences;
(x)	Frontline has disclosed to KTL the shipbuilding contract and related documents for DSCI Hull No. BC180K-42 which is the lead sister vessel to the DSCI Hulls. The shipbuilding contracts, refund guarantees and related documents for the other DSCI Hulls are substantially the same as those of DSCI Hull No. BC180K-42, save for logical differences;
(xi)	Frontline has disclosed to KTL the shipbuilding contract and related documents for Bohai Hull No. BH424-1 which is the lead sister vessel to the Bohai Hulls. The shipbuilding contract, refund guarantee and related documents for Bohai Hull No. BH424-2 are substantially the same as those of Bohai Hull No. BH424-1, save for logical differences;
(xii)	Frontline has disclosed to KTL the shipbuilding contract and related documents for JMUC Hull No. H5004 which is the lead sister vessel to the JMUC Hulls. The

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shipbuilding contract, refund guarantee and related documents for the JMUC Hull No. H5005 are substantially the same as those of JMUC Hull No. H5004, save for logical differences;
(xiii)	Frontline has disclosed to KTL the shipbuilding contract and related documents for New Times Hull No. 0118001 which is the lead sister vessel to the New Times Hulls. The shipbuilding contracts, refund guarantees and related documents for the other New Times Hulls are substantially the same as those of New Times Hull No. 0118001, save for logical differences;
(xiv)	each Company has good and valid title to its Shipbuilding Contract, free and clear of any encumbrances and has performed all its obligations thereunder as have been required to be performed by It to date;
(xv)	no Company is in default under its Shipbuilding Contract;
(xvi)	the Companies are in compliance with the Shipbuilding Contracts and, to the best of its knowledge after consulting with Frontline Management (Bermuda) Ltd., Singapore Branch, the other parties to the Shipbuilding Contracts and the Refund Guarantees are in compliance with the terms thereof;
(xvii)	each Shipbuilding Contract and Refund Guarantee is in full force and effect and is enforceable against the parties thereto in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles;
(xviii)	no consent or other action is required in order for the Shipbuilding Contracts and Refund Guarantees to remain in full force and effect after Closing;
(xix)	each Shipbuilding Contract and each Refund Guarantee (including any amendments thereto) will from the time of each Closing be held to the order of KTL by Frontline Management AS;
(xx)	there have been no amendments to the Shipbuilding Contracts made after the issue of the Refund Guarantees that have not been acknowledged and consented to by the provider of the Refund Guarantees;
(xxi)	the Paid Instalments have been paid in full and the Refund Guarantees securing the repayment thereof were received in advance of payment thereof in the form agreed in the relevant Shipbuilding Contract;
(xxii)	there is no accrued right of a provider of a Refund Guarantee to terminate such Refund Guarantee;
(xxiii)	the Extra Items relevant to each Newbuild as at the date hereof is set forth in Schedule 3;
(xxiv)	other than in connection with the taking of delivery of any Newbuild which may have been issued, no power of attorney or similar authorization given by a Company is presently is in effect;
(xxv)	there are no legal proceedings or orders pending, or to the best of Frontline's knowledge, threatened, against any Company or relating to any Company's properties or assets, or which questions the validity of or seeks to prohibit the Agreement or the transactions contemplated hereby;
(xxvi)	no Company, nor any director, shareholder, officer, agent, employee or other person associated with or acting on behalf of such Company, has: (a) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; or (c) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any supplier, customer, licensor, contractor, politician or government employee;

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(xxvii)	a list of all bank accounts, savings deposits, money-market accounts, certificates of deposit, safety deposit boxes, and similar investment accounts with banks or other financial institutions maintained by or on behalf of each Company showing the depository bank or institution address, appropriate bank contact personnel, account number and names of signatories has been delivered to KTL;
(xxviii)	each Company is in compliance, and is now complying, in all material respects with all applicable laws (including environmental laws) applicable to it or its business, properties or assets;
(xxix)	no tax returns are, or have ever been, required to be filed by, or with respect to, any Company, and the Companies do not have and will not have any tax liability for any time at or prior to the Closing; and
(xxx)	neither Frontline nor any company or entity affiliated to it has or will, subsequent to each Closing, have any claim against any of the relevant Companies.
7.2	KTL acknowledges and accepts that Frontline makes no warranties regarding the technical specifications or suitability for use of the Newbuilds or the quality of workmanship of the Yards and their suppliers in respect of the Newbuilds.
7.3	Each Party hereby warrants to the other as of the date hereof and as of the each Closing Date that:
(i)	it is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it was formed;
(ii)	it has the full right, power and authority to enter into this Agreement and to perform its obligations hereunder;
(iii)	this Agreement has been duly authorised, executed and delivered by it and constitutes the valid and binding obligations of such Party, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium or other similar laws relating to or affecting the rights of creditors generally and by equitable principles;
(iv)	the execution, delivery and performance by such Party of this Agreement does not and will not, violate any law, breach its organizational documents or any agreement to which it is a party, or result in any lien on its assets;
(v)	all consents, approvals or authorisations of or registrations, filings or declarations with any governmental authority or any other person required in connection with the execution, delivery and performance by such Party of this Agreement have been obtained;
(vi)	there are no legal proceedings or orders pending, or to the best of such Party's knowledge, threatened against such Party or relating to any of its properties or assets which questions the validity of or seeks to prohibit the Agreement or the transaction contemplated hereby;
(vii)	neither such Party nor any director, shareholder, officer, agent, employee or other person associated with or acting on behalf of such Party has: (a) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; or (c) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment to any supplier, customer, licensor, contractor, politician or government employee; and
(viii)	no broker or finder has acted for such Party in connection with this Agreement or the transactions contemplated hereby and no broker or finder is entitled to any brokerage or finder's fee or other commissions in respect of such

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transactions based upon agreements, arrangements or understandings made by or on behalf of such Party.
8.	COMPENSATION, CONDUCT OF CLAIMS AND LIMITATIONS
8.1	Compensation for breach
Frontline shall compensate KTL for any loss, on a USD for USD basis, which KTL or any Company suffers or incurs as a result of any breach of any of Frontline's warranties under this Agreement, Including any loss arising from any reduction of the value of the Shares. Frontline's obligation to compensate KTL for any such breach shall not be conditional upon any negligence on the part of Frontline nor upon the breach falling within Frontline's control.
8.2	Mitigation of losses
KTL shall use commercially reasonable efforts to mitigate any loss and to cause each Company to mitigate any loss.
8.3	Exclusion of losses
Frontline is not liable to KTL under Clause 8.1 for any loss:
(i)	to the extent it arises solely as a result of an intentional act of or omission by KTL after the relevant Closing;
(ii)	to the extent the loss occurs solely as a result of any legislation not in force at the date hereof or any change of law which comes into force after the date hereof and (in each case) which could not reasonably have been foreseen at the date hereof; or
(iii)	which is contingent unless and until the contingent liability becomes an unconditional liability, provided that this shall not be interpreted so as to prevent KTL from meeting the time limitations set out in Clause 8.4 by notifying Frontline of a potential claim relating to any contingent liability.
8.4	Time limitations
Frontline shall have no liability for any loss arising from a breach of any of Frontline's warranties under this Agreement unless KTL has notified Frontline of the claim on or before the date falling twelve months after the First Closing for the Companies included in the First Closing, or twelve months after the Second Closing for the Companies included in the Second Closing.
Notwithstanding the preceding paragraph, the notice of a claim based on a breach of Frontline's warranty in Clauses 7.1 (i) through 7.1 (viii), 7.1 (xiv) (solely in respect of each Company having good and valid title to its Shipbuilding Contract, free and clear of any encumbrances), 7.1 (xxix), 7.3 (i) through (iii), and 7.3 (viii) may be made at any time after the relevant Closing.
8.5	Recovery from third parties
If payment is made by Frontline to KTL under this Clause 8, and KTL or any Company recovers from a third party (including under a policy of insurance) an amount that is referable to the loss for which Frontline has paid compensation, KTL shall repay or procure the payment to Frontline of the amount recovered from the third party less the expenses incurred by KTL in connection with the recovery.
8.6	No limitations for fraud etc.
The limitations of Frontline's liabilities set out herein do not apply in the event of intentional misrepresentation, fraud or gross negligence on the part of Frontline.

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8.7	No other remedies for breach of Frontline's warranties
Save as provided otherwise in this Agreement, the remedies provided for in this Clause 8 shall exclude any other claim for damages, reduction of the Consideration or any other remedy against Frontline which could otherwise be available by applicable law for any breach of any of Frontline's warranties. For the avoidance of doubt, nothing in this Clause 8 shall limit KTL's Rescindment Rights as defined in Clause 14.2.
8.8	Breach of KTL's warranties
KTL shall compensate Frontline for any losses which Frontline suffers or incurs as a result of any breach of any of KTL's warranties under this Agreement. The limitations on Frontline's liability in this clause shall apply correspondingly in relation to KTL's liability for any breach of any of its warranties under this Agreement.
8.9	Breach of obligations and other undertakings
Save as provided otherwise in this Agreement, if a Party breaches any of its obligations, representations, covenants or undertakings under this Agreement, the other Party may pursue such remedies as are available under applicable law.
9.	SUBSEQUENT ACTIONS
9.1	Frontline undertakes without delay following each Closing to:
(i)	deliver all original corporate documents relevant to the Companies to KTL, delivery to be made to the Corporate Secretary of KTL (Georgina E. Sousa);
(ii)	deliver the original Shipbuilding Contracts (together with all/any addenda thereto and any material correspondence with the relevant Yard) to KTL, delivery to be made to Frontline Management AS to be held to the order of KTL; and
(iii)	deliver the Refund Guarantees to KTL as the same have been received by authenticated SWIFT messages via the Companies' bank, delivery to be made to Frontline Management AS to be held to the order of KTL.
9.2	As soon as reasonably practicable following each Closing, KTL undertakes to change the name of those of the Companies that are using the prefix "Front" so as to no longer use this and procure that the Companies shall assign new names, not using the prefix "Front", to the Newbuilds.
10.	REGISTRATION RIGHTS
10.1	For each Closing, the Parties shall, prior to the Closing Date, enter into a registration rights agreement substantially in the form attached hereto as Exhibit B (the "Registration Rights Agreement") in respect of the Consideration Shares, ensuring that the Consideration Shares, at Frontline's request following each Closing, will be registered with the SEC and thus freely tradable on NASDAQ along with KTL's issued shares.
10.2	Frontline acknowledges that the Consideration Shares, at each Closing, will not be registered under the Securities Act of 1933, as amended, or any other United States state securities laws, and that the Consideration Shares may not be transferred or sold except pursuant to the registration provisions of the Securities Act of 1933, as amended and any applicable United States state securities laws, or pursuant to an applicable exemption therefrom.
11.	COMMISSION AGREEMENTS
11.1	The Parties agree that the benefit of the Commission Agreements shall remain with Frontfleet following the Closings.

Execution Version

11.2	Further, the Parties agree that all commissions, rebates or refunds due to the Companies from suppliers to the Yards or suppliers of Extra Items accrued prior to the date on which Frontline contributes further equity to the Companies as per Clause 1.2 shall be for the account of Frontline.
Specifically, such claims shall be collected by Frontline Management (Bermuda) Ltd. on behalf of the Companies pursuant to the Construction Supervision Agreements and transferred directly to Frontline.
12.	CONSTRUCTION SUPERVISION
12.1	Frontline hereby agrees to procure that Frontline Management (Bermuda) Ltd., Singapore Branch, will continue to supervise the construction of the Newbuilds after each Closing on terms to be documented in a written agreement with each Company (the "Construction Supervision Agreement") to be entered into following each Closing.
13.	BUSINESS AS USUAL
13.1	Frontline undertakes to support the Companies in the ordinary course in the period from the date hereof until the relevant Closing Date and to keep KTL reasonably informed of any and all material decisions taken in respect thereof.
In particular, Frontline procures that:
(i)	the Companies shall not amend, terminate, rescind or waive any rights or benefits under any of the Shipbuilding Contracts or Refund Guarantees or enter into any other contract or commitment;
(ii)	the Companies shall not incur any new liabilities or acquire any assets or properties (including ordering any extra Items pursuant to any Shipbuilding Contract);
(iii)	the Companies shall not institute or settle any litigation;
(iv)	the Companies shall not split, combine or reclassify the Shares or redeem or otherwise acquire any Shares;
(v)	neither Frontline nor any of the Companies shall issue, sell or encumber the Shares or any other capital stock of the Companies;
(vi)	the Companies shall not license, lease, assign, sell, transfer or otherwise dispose of any of their respective assets;
(vii)	the Companies shall not mortgage, grant a security interest in, pledge or otherwise subject any of its assets to an encumbrance;
(viii)	the Companies shall not amend their organisational documents;
(ix)	any instalment payable under the Shipbuilding Contracts shall be paid on the due date for payment thereof;
(x)	Frontline shall immediately notify KTL in writing upon the occurrence, or failure to occur, of any event, which occurrence or failure to occur would be reasonably likely to cause (a) any warranty of Frontline contained in this Agreement to be untrue or inaccurate in any material respect, or (b) any failure of Frontline to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; and
(xi)	Frontline shall immediately notify KTL in writing of all other material developments affecting the assets, liabilities, financial condition, operations, results of operations, customer or supplier relations, employee relations, projections or prospects of the Companies;
during the period from the date hereof until each relevant Closing.
14.	TERMINATION - REVERSAL

Execution Version

14.1	Each of the Parties may terminate this Agreement by written notice to the other Party if:
(i)	the other Party is in material breach of its obligations and has not rectified such breach with 10 days of receipt of notice of such breach; or
(ii)	if the First Closing has not taken place by 15 September 2014, provided, however, that a Party shall not be entitled to terminate this Agreement pursuant to this Clause 14.1(ii) if its intentional breach of this Agreement has prevented the satisfaction of a condition to Closing; however
(iii)	provided that the First Closing has taken place the Parties shall not be entitled to terminate this Agreement and shall be obliged to proceed to the Second Closing.
14.2	If any Company, following a Closing, becomes entitled to cancel its Shipbuilding Contract (whether due to a delay in the delivery of the Newbuild thereunder or otherwise) (a "Cancellation Event"), or such Shipbuilding Contract is determined to be invalid, void or unenforceable by such Company (an "Unenforceability Event"), KTL shall have the right (a "Rescindment Right") to reverse the acquisition of those of the Shares that represent the shares in such Company purchased hereunder (the "Rescindment Shares").
Such Rescindment Right is conditional on KTL's compliance with the following conditions:
(i)	KTL shall give written notice to Frontline (the "Rescindment Notice") of its decision to exercise its Rescindment Right no later than 10 days following the date KTL is notified of the Cancellation Event or Unenforceability Event, as the case may be, such Rescindment Notice to include a description of the basis for the Cancellation Event or Unenforceability Event;
(ii)	no material amendment, waiver or variations having been made to or pursuant to the relevant Shipbuilding Contract during the period from the relevant Closing Date until the date of such Rescindment Notice other than as approved by Frontline;
(iii)	such Company having complied with all of its obligations under the relevant Shipbuilding Contract from the relevant Closing Date until the date of such Rescindment Notice;
(iv)	no assets or commitments (other than those associated with the relevant Shipbuilding Contract) having been acquired or undertaken by the relevant Company from the relevant Closing Date until the date of such Rescindment Notice;
(v)	no funds having been withdrawn from (whether as a dividend or otherwise) such Company (other than for the purpose of meeting its obligations under the relevant Shipbuilding Contract) during the period from the relevant Closing Date until the date of such Rescindment Notice; and
(vi)	no changes having been made to the amount or structure of the share capital of such Company from the relevant Closing Date until the date of such Rescindment Notice.
Subject to such conditions being met on the date of such Rescindment Notice, on the date 5 banking days (in Oslo and New York) thereafter (the "Settlement Date"), Frontline shall purchase and KTL shall sell back, on the Settlement Date, such Rescindment Shares in consideration for a purchase price equal to the sum of (a) the USD amount paid by KTL for the relevant Rescindment Shares plus (b) the aggregate amount of any dividends paid by KTL from the relevant Closing Date until the Settlement Date on the Consideration Shares issued hereunder in consideration for such Rescindment Shares (the "Rescindment Dividends").
Frontline shall pay the consideration for such Rescindment Shares in cash solely with respect to the portion of the purchase price thereof attributed to the Rescindment Dividends, and the remaining portion of such purchase price (i.e., the USD amount paid by KTL for the relevant Rescindment Shares) shall be paid in the form of the surrender by Frontline to KTL of the number of Consideration Shares issued to Frontline for the Company in question, credited at the rate of USD 10.00 per share.

Execution Version

Execution Version

16.2	Frontline hereby irrevocably waives, effective on each Closing Date, all claims or causes of action that it has or may have against the relevant Companies included in that Closing, whether such claims or causes of action accrue prior to or after the relevant Closing.
16.3	The representations, obligations, undertakings and covenants of each of the Parties under this Agreement shall survive Closings indefinitely.
16.4	The representations, warranties, obligations, undertakings and covenants of Frontline in this Agreement, and KTL's right to make a claim for damages or other remedies with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of KTL or its representatives, or by reason of the fact that KTL or any of its representatives knew or should have known that any such representation or warranty is, was or might be inaccurate, or by reason of KTL's waiver of any condition based on the accuracy of any such representation or warranty or compliance with any such obligation, undertaking or covenant.
16.5	Section 20 of the Sale of Goods Act of 13 May 1988 no. 27 (Norwegian: "Kjøpsloven") shall not apply to this Agreement.
16.6	Except as otherwise required by applicable law or by the rules of any stock exchange, neither Party will issue a press release or otherwise make any public statement with respect to this Agreement, or the transactions contemplated hereby or thereby, without the prior written consent of the other Party, which consent shall not be unreasonably withheld.
16.7	Each Party shall bear and pay its own costs and expenses in connection with the preparation and execution of this Agreement.
16.8	No omission by any Party to exercise or delay in exercising any right, power or remedy provided by law or under this Agreement shall, unless otherwise stated herein, constitute a waiver of such right, power or remedy or any other right, power or remedy or impair such right, power or remedy. No single or partial exercise of any such right, power of remedy shall, unless otherwise stated herein, preclude or impair any other or further exercise thereof or the exercise of any other right, power or remedy provided by law or under this Agreement. All rights and remedies existing under this Agreement are, unless otherwise stated herein, cumulative to, and not exclusive of, any rights or remedies otherwise available.
16.9	No waiver of, or variation or amendment to, this Agreement shall be of any effect unless it is agreed in writing and signed by or on behalf of the Parties.
16.10	Except as otherwise expressly provided in this Agreement, no Party may without the prior written consent of the other Parties assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement.
16.11	From and after each Closing, upon the request of a Party, the other Party will execute and deliver such instruments, documents or other writings as may be reasonably necessary or desirable to confirm and carry out and to effectuate fully the intent and purposes of this Agreement.
16.12	Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine and neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. The use in this Agreement of the term "including" means "including without limitation". All references to monetary amounts are to the currency of the United States.
16.13	If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced as a result of any rule of law or public policy, all other terms and other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the greatest extent possible.

Execution Version

16.14	This Agreement constitutes the entire agreement between the Parties pertaining to the subject matter hereof and supersede all other prior and contemporaneous agreements and understandings, both oral and written, of the Parties in connection herewith.
17.	GOVERNING LAW AND DISPUTE RESOLUTION
17.1	This Agreement shall be governed by and construed in accordance with Norwegian law.
17.2	Any dispute arising out of or in connection with this Agreement shall be settled by arbitration in Oslo, Norway in accordance with the provisions of the Norwegian Arbitration Act 2004.

For and on behalf of FRONTLINE 2012 LTD.	For and on behalf of KNIGHTSBRIDGE TANKERS LIMITED
/s/ INGER M. KLEMP	/s/ Ola Lorentzon
INGER M. KLEMP ATTORNEY-IN-FACT	Ola Lorentzon

Execution Version

SCHEDULE 1
THE COMPANIES
Company Name	Shares in Issue	Paid in Share Capital

Front San Francisco Inc.	500	Nil
Front Seol Inc.	500	Nil
Front Stockholm Inc.	500	Nil
Front Santiago Inc.	500	Nil
Front Santos Inc.	500	Nil
Front Shanghai Inc.	500	Nil
Front Savannah Inc.	500	Nil
Front Sakura Inc.	500	Nil
Front Seville Inc.	500	Nil
Front Atlantic Inc.	500	Nil
Front Baltic Inc.	500	Nil
Front Caribbean Inc.	500	Nil
Front Mediterranean Inc.	500	Nil
Front Scape Inc.	500	Nil
Front Swift Inc.	500	Nil
Front Fuji Inc.	500	Nil
Front Aso Inc.	500	Nil
Front Cirrus Inc.	500	Nil
Front Cumulus Inc.	500	Nil
Front Nimbus Inc.	500	Nil
Front Arcus Inc.	500	Nil
Front Incus Inc.	500	Nil
Front Calvus Inc.	500	Nil
Front Fractus Inc.	500	Nil
Front Radiatus Inc.	500	Nil

Execution Version

SCHEDULE 2

SCHEDULE 2

Company	HN No.	Assigned name	Date of shipbuilding contract	Agreed delivery date	Contract price USD	Paid installments	Remaining installments	Net remaining Capex	Fair market value	Equity
step 1 closing 18.09.2014										
Front San Francisco Inc.	H1283		19.01.2013		46 150 000		0	0	60 666 667	
Front Seoul Inc	H1286		19.01.2013		46 150 000		0	0	61 000 000	
Front Stockholm Inc	H1287		19.01.2013		46 150 000		0	0	60 666 667	
Front Santiago Inc	H1329		22.03.2013		46 150 000		0	0	60 666 667	
Front Santos Inc	H1330		22.03.2013		46 150 000		0	0	60 666 667	
Front Shanghai Inc.	H1331		26.04.2013		47 150 000		0	0	60 666 667	
Front Savannah Inc.	H1332		26.04.2013		47 150 000		0	0	61 000 000	
Front Sakura Inc	H1333		21.06.2013		46 150 000		0	0	61 000 000	
Front Seattle Inc.	H1334		21.06.2013		46 150 000		0	0	60 666 667	
Front Scape Inc.	BH-424-1		08.07.2013		49 500 000		0	0	64 166 667	
Front Swift Inc.	BH-424-2		08.07.2013		49 500 000		0	0	64 166 667	
Front Fuji Inc.	H5004		08.03.2013		51 200 000		0	0	62 500 000	
Front Aso Inc	H5005		08.03.2013		51 200 000		0	0	62 166 667	
total					618 750 000	0	0	490 000 000	800 000 000	310 000 000
step 2 closing 15.03.2014										
Front Atlantic Inc.	BC 180K-42		20.02.2013		46 500 000		0	0	59 833 333	
Front Baltic Inc.	BC 180K-43		20.02.2013		46 500 000		0	0	59 833 333	
Front Caribbean Inc.	BC 180K-44		20.02.2013		46 500 000		0	0	59 833 333	
Front Mediterranean Inc.	BC 180K-45		20.02.2013		46 500 000		0	0	59 833 333	
Front Cirrus Inc	110001		07.10.2013		48 800 000		0	0	59 833 333	
Front Cumulus Inc	110002		07.10.2013		48 800 000		0	0	59 833 333	
Front Nimbus Inc	110003		16.12.2013		48 800 000		0	0	59 166 667	
Front Altus Inc	110004		16.12.2013		48 800 000		0	0	59 166 667	
Front Incus Inc	110005		28.02.2014		51 750 000		0	0	59 166 667	
Front Fractus Inc	110006		28.02.2014		51 750 000		0	0	59 166 667	
Front Calvus Inc	110007		28.02.2014		51 750 000		0	0	59 166 667	
Front Radiatus Inc	110008		28.02.2014		51 750 000		0	0	59 166 667	
Total					588 200 000	0	0	404 000 000	714 000 000	310 000 000
Total step 1 and step 2						0	0	894 000 000	1 514 000 000	620 000 000

Execution Version

SCHEDULE 3
EXTRA ITEMS
 Extra Costs

1		1329	KSL Santiago	$620 034	$6 100	$626 134
2		1283	KSL San Francisco	$620 034	$6 100	$626 134
3		1330	KSL Santos	$620 034	$6 100	$626 134
4		1333	KSL Sakura	$620 034	$1 000	$621 034
5	SWS	1286	KSL Seoul	$620 034	$1 000	$621 034
6		1334	KSL Seville	$620 034	$1 000	$621 034
7		1287	KSL Stockholm	$620 034	$1 000	$621 034
8		1331	KSL Shanghai	$620 034	$1 000	$621 034
9		1332	KSL Savannah	$620 034	$1 000	$621 034

10		BC180K-42	KSL Atlantic	$849 450	$22 000	$871 450
11	DSIC	BC180K-43	KSL Baltic	$849 450	$22 000	$871 450
12		BC180K-44	KSL Caribbean	$849 450	$22 000	$871 450
13		BC180K-45	KSL Mediterranean	$849 450	$22 000	$871 450

14	Bohai	BH424-1	KSL Scape	$25 000	$42 389	$67 389
15		BH424-2	KSL Swift	$25 000	$42 389	$67 389

16	JMU	5004	KSL Fuji	$21 000	$49 000	$70 000
17		5005	KSL Aso	$21 000	$35 600	$56 600

18		118001	KSL Cirrus	$159 000	$5 600	$164 600
19		118002	KSL Cumulus	$159 000	$5 600	$164 600
20		118003	KSL Nimbus	$159 000	$5 600	$164 600
21	NTS	118004	KSL Arcus	$159 000	$5 600	$164 600
22		118005	KSL Calvus	$159 000	$5 600	$164 600
23		118006	KSL Fractus	$159 000	$5 600	$164 600
24		118007	KSL Incus	$159 000	$5 600	$164 600
25		118008	KSL Radiatus	$159 000	$5 600	$164 600

Execution Version

Execution Version
EXHIBIT A
COMMISSIONS WAIVER LETTER
Attached

To be letterhead of FRONTLINE MANAGEMENT (BERMUDA) LTD.
To:	Date:

KNIGHTSBRIDGE TANKERS LIMITED
4th Floor, Par-la-Ville Place
14 Par-la-Ville Road
Hamilton HM08
Bermuda
Letter of Waiver relating to:
Acquisition Agreement for the sale and purchase of the shares of the 25 companies listed in the Appendix hereto (collectively, the "Companies"), each a Liberian corporation.
The Companies are parties to individual shipbuilding contracts (the "Shipbuilding Contracts". The Shipbuilding Contracts have been entered into with different shipbuilders, namely (i) China Shipbuilding Trading Company Limited of the People's Republic of China and Shanghai Waigaoqiao Shipbuilding Company Limited of the People's Republic of China, (ii) China Shipbuilding & Offshore International Co., Ltd. of the People's Republic of China and Dalian Shipbuilding Industry Co., Ltd. of the People's Republic of China, (iii) China Shipbuilding & Offshore International Co., Ltd. of the People's Republic of China and Bohai Shipbuilding Heavy Industry Co., Ltd. of the People's Republic of China, Japan Marine United Corporation of Japan, and New Times Shipbuilding Co. Ltd. of the People's Republic of China (the shipyards herein together referred to as the "Yards"). Pursuant to the Shipbuilding Contracts each Company will buy and take delivery of one Bulk Carrier (the "Newbuilds"). The Newbuilds include two 210,000 deadweight ("DWT") bulk carriers, two 182,000 DWT bulk carriers and twenty one 180,000 DWT bulk carriers.
We are informed of and refer to the Acquisition Agreement (the "Acquisition Agreement") entered into or to be entered into between Frontline 2012 Limited (as seller) and Knightsbridge Tankers Limited (as buyer) ("KTL") for the sale and purchase of shares in the Companies.
We also refer to the General Management Agreement (the "Management Agreement") between KTL and ourselves dated May 2010 under which we provide management services to KTL and its subsidiaries. We are informed as follows.
Frontfleet IV Limited (a subsidiary of Frontline 2012 Limited) is entitled (directly or indirectly) to certain future commission payments from the Yards in connection with the Shipbuilding Contracts (the "Address Commissions").
Under the Acquisition Agreement the rights to receive future Address Commissions will remain with Frontfleet IV Limited, notwithstanding the sale of the Companies to KTL and thereby the transfer to KTL of the interests in the Shipbuilding Contracts.
Under Clause 6.5 of the Management Agreement we are entitled to be paid commission on the sale or purchase of any vessel by KTL whether in its own name or in the name of a subsidiary and whether on a secondhand or newbuilding basis.
In consideration of the right to receive the Address Commissions remaining with Frontfleet IV Limited after closings under the Acquisition Agreement, we hereby waive our right to receive a commission pursuant to the Management Agreement on each of the vessels being constructed pursuant to the Shipbuilding Contracts (which, for avoidance of doubt, shall also include the purchase of the Companies).
For and on behalf of

FRONTLINE MANAGEMENT (BERMUDA) LTD.
By
Name:
Title:

1

To be letterhead of FRONTLINE MANAGEMENT (BERMUDA) LTD.
Appendix
Front San Francisco Inc.
Front Seol Inc.
Front Stockholm Inc.
Front Santiago Inc.
Front Santos Inc.
Front Shanghai Inc.
Front Savannah Inc.
Front Sakura Inc.
Front Seville Inc.
Front Atlantic Inc.
Front Baltic Inc.
Front Caribbean Inc.
Front Mediterranean Inc.
Front Scape Inc.
Front Swift Inc.
Front Fuji Inc.
Front Aso Inc.
Front Cirrus Inc.
Front Cumulus Inc.
Front Nimbus Inc.
Front Arcus Inc.
Front Incus Inc.
Front Calvus Inc.
Front Fractus Inc.
Front Radiatus Inc.

2

Execution Version
EXHIBIT B
REGISTRATION RIGHTS AGREEMENT
Attached